UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2004	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated September 16, 2004

2.

News Release dated September 22, 2004

3.

News Release dated September 30, 2004

4.

News Release dated October 7, 2004

5.

News Release dated October 18, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: October 29, 2004	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE INTERSECTS GOLD-COPPER PORPHYRY ON ALTO DORADO, NORTHERN PERU

Vancouver, British Columbia, September 16th, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to advise that results from the Phase I drilling program on the wholly-owned Alto Dorado property located in Northern Peru have been compiled. Gold and copper mineralization has been found in a porphyry body, which appears to be in excess of one kilometre (km) in length and 600 metres (m) in width in the Ana-Olla zone.

A total of 1050m were drilled in nine holes to depths of 46m to 201m. Eight holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

In the Ana-Olla Zone, diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. A chargeable body, one km in length and 600m in width was recently delineated just west of DDH-04-008. This body extends 250m north of DDH-04-008 and 700m to the south (remains open to the south). The hole was drilled near what appears to be the western edge of a satellite portion of the main chargeable body displaced by a fault. The chargeability signature, delineated by an Induced Polarization (IP) survey, is typical of disseminated mineralization found in porphyry deposits. Porphyry style alteration occurs on surface above the chargeable body over a 1.8 km length and 0.8 km width and mineralization (chalcopyrite and pyrite) occurs in a quartz stockwork zone 1.2 km north of DDH-04-008.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 gpt to 1.2 gpt Au and 0.1% to 0.69% Cu occur in 100 of the 130 samples collected. Molybdenum (Mo) levels average 0.014% over a 41.1m (135 foot) interval from 99.1m to 140.2m. Most of the weaker samples are from leached zones (mineral depleted), which occur from surface to 28.60m and in a fault zone from 45.70m to 73.85m. Average grades and metal equivalents are as follows:

From	To	Interval		Au	Cu	Mo	Au Eq	Cu Eq
		(m)	(ft)	(gpt)	(%)	(%)	(gpt)	(%)
0	28.6	28.6	93.8	leached
28.6	44.2	15.6	51	0.36	0.26	0.006	0.87	0.48
44.2	73.85	29.45	97 leached due to			fault zone
73.9	91.9	18.05	59	0.60	0.30	0.006	1.18	0.65
73.9	123.5	49.6	163	0.37	0.22	0.008	0.82	0.45
73.9	189	115.2	378	0.24	0.20	0.009	0.66	0.36
28.6	189	160.4	526	0.22	0.17	0.008	0.58	0.32

* Above calculations were arrived at using prices of $375/oz gold, $1.00/lb copper and $4.00/oz molybdenum.

These grades are especially significant considering the hole was drilled prior to the completion of the geophysics program, and is not believed to be in the best part of the porphyry system. For comparison: gold in gpt, copper and molybdenum grades in % and gold and copper equivalents of other porphyry deposits currently being developed or mined are:

Deposit

Au

Cu

Mo

Au Eq

Cu Eq

Kemess South, BC                           0.49 - 0.70           0.17 - 0.23

--                     0.80 - 1.12

0.44 – 0.61

Kemess North, BC                                0.31                     0.16

  0.60

  0.33

Pebble

Alaska                      0.30                     0.27

   --

  0.55

Highland Valley BC

--                   0.37 - 0.42

  0.014 - 0.018

   --

0.42 – 0.49

Agua Rica, Argentina                     0.43 - 0.66             0.17 - 0.23              0.032 - 0.037      0.95 - 1.33

 0.52- 0.73

DNT:TSX-V

RELEASE 108

September 16th, 2004

In the Toril Zone, gold grades ranging from 0.1 to 2.3 gpt were intersected in zones from 4m to 18m wide in vuggy silica and quartz-alunite alteration in fragments in pyroclastic breccias and lapilli breccias. A diatreme-like structure containing vuggy silica fragments and crosscut by various hydrothermal breccias (feeders) was intersected near the centre of the Toril Zone. Diatreme structures often act as controls to the mineralization in gold systems. Two of the eight holes drilled in this zone were terminated prior to reaching target depths due to drilling difficulties caused by clays and broken rock, especially near the diatreme-like structure. A larger drill will be contracted for further work at Toril to search for the source of the mineralized vuggy silica fragments. Assays have not been received for the final hole at Toril, however this was one of the holes that terminated early.

All samples have been collected by Candente’s Peruvian geologists in accordance with industry standards and were submitted to Actlabs in Lima, Peru. Joanne C. Freeze, P. Geo., President and CEO of Candente and Michael Casselman, P.Geo., General Manager Exploration and Director of Candente, acted as the qualified persons for the purposes of National Instrument 43-101, and have verified the data disclosed in this news release, including sampling, analytical and test data. Gold analyses were carried out by fire assay with an Atomic Absorption (AA) finish in Actlabs laboratory in Lima. An additional 35 elements were analyzed for using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ana Ontario, Canada.

The drill rig has been moved to the Canariaco Property where drilling has commenced. A second phase drilling program will be carried out at Alto Dorado following the Canariaco drilling program.

For more technical information on the Alto Dorado property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTECONFIRMS HIGH COPPER RECOVERY AND COMMENCES DRILLING AT CANARIACO

Vancouver, British Columbia, September 22, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report excellent copper recovery results from leach testing of bulk samples and the commencement of drilling at Canariaco Norte, the Company’s wholly-owned Canariaco copper project located in Northern Peru. Approximately 2,500 metres (m) of drilling is planned in ten to fifteen holes, to depths of 200m to 300m.

Candente has recently identified leachable copper mineralization at Canariaco Norte over an area measuring one km by 600m in several outcrop exposures and by re-logging ten holes drilled by previous exploration companies. Six bulk samples (15.12 kilograms (kg) to 22.39 kg each) were collected from several zones of different types of copper mineralization to determine amenability to heap leach extraction. Total copper head grades ranged from 0.40% Cu to 4.72% Cu. The samples were crushed and submitted for total copper assays (head analyses) and for a sequential leach procedure to determine percentages of copper in oxide, chalcocite and chalcopyrite form. Hand specimens of each sample were also submitted for mineralogical and petrographic studies. Based on grades and mineralogy the samples were sorted and amalgamated into two samples for column leach testing. The high-grade sample carrying 4.72% Cu contains a high proportion of soluble (leachable) copper but was not used in the column testing as it is not considered to be representative of the leachable mineralization.

Copper extraction in column test sample one (the primary target), indicated excellent leachability of 92% after 93 days. Oxide and chalcocite minerals made up greater than 85% of the copper mineralization in this sample. The 92% leachability estimate verifies the recoverability of copper in this type of mineralization by leaching. The copper extraction for column test sample two indicated a leachability of 52%, also after 93 days. The second sample was comprised of a mixed assemblage of half oxides and chalcocite and half chalcopyrite (sulphide) mineralization, which often immediately underlies the oxide/chalcocite (primary) zone. This figure is much better than expected for this style of mineralization and indicates that a leachable target could be expanded to include some of this sulphide mineralization.

The Kluane man-portable drill (also used on the Alto Dorado property), is performing very well at Canariaco and is achieving excellent core recoveries. Assay results will be reported once received and compiled.

All samples were submitted to Kappes Cassiday and Associates in Reno, Nevada, for leach testing, and metallurgical and petrographic studies. Mike Casselman, M.Sc., P.Geo., and director of Candente is the qualified person for the Canariaco project, and is supervising the sampling, testing, and quality control program including the transport of samples. James Currie, P.Eng., an independent qualified person, is also assisting in the exploration and evaluation of the project.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.  Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. RECEIVES CONDITIONAL APPROVAL FOR LISTING ON THE TORONTO STOCK EXCHANGE

Vancouver, British Columbia, September 30, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente” or the “Company”) is pleased to announce that the Company has received conditional approval for listing of its common shares on the Toronto Stock Exchange (“TSX”), subject to the appointment of an independent director satisfactory to the TSX prior to listing. Listing of the common shares is subject to the Company fulfilling the above requirements. The Company expects these requirements to be fulfilled in due course and will issue a news release when final approval has been granted.

The stock symbol “DNT” has been reserved for the Company’s common shares.

Candente’s wholly owned Canariaco Copper Project, in Northern Peru, is considered an advanced stage exploration property and fulfills one of the listing requirements of the TSX. Systematic diamond drilling at 100 meter spacings of a total of approximately 2500 meters is in progress. A technical report on Canariaco written by James Currie, P.Eng. (Independent Qualified Person) in accordance with National Instruments 43-101 has been filed on Sedar and is posted on Candente's website.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. APPOINTS INDEPENDENT DIRECTOR

Vancouver, British Columbia, October 7, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente” or “the Company”) is pleased to announce the appointment of Mr. James Currie, P.Eng. to its Board of Directors.

“We are absolutely delighted with Jim’s acceptance to join our Board as an independent Director,” stated Joanne Freeze, Candente President and CEO. “His considerable expertise in planning and developing both copper and gold mines, especially heap leach operations, will be extremely valuable in the advancement of Candente’s projects. We consider ourselves very fortunate to be able to continue adding such high caliber individuals to our Board.”

Mr. Currie brings to the Candente team more than 25 years of experience as a mining engineer. Jim is currently President of Luzon Minerals Ltd. and prior to that was responsible for Ivanhoe Mines Ltd.’s (heap-leach SX-EW) copper operations in Myanmar including the 25,000 tonne per annum (tpa) S & K Mine, and the proposed 125,000 tpa Letpadaung Development Project. Mr. Currie has also worked for senior mining companies such as Placer-Dome, Noranda and Fording Coal and has held senior level positions for a number of junior exploration and development companies including: All-North Resources Ltd., Queenstake Resources Ltd. and Cornucopia Resources Ltd.

On September 30, 2004, Candente received conditional approval for listing of its common shares on the Toronto Stock Exchange (“TSX”), subject to the appointment of an independent director satisfactory to the TSX prior to listing.

Candente Resource Corp. also announces the granting of incentive stock options to directors and consultants in the amount of 300,000 shares exercisable at a price of $0.70 per share for a period of five years.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

DNT: TSX-V                                                    NEWS RELEASE                                             REX: TSX-V

CANDENTE - OREX COMMENCE GEOPHYSICS ON LAS SORPRESAS GOLD PROPERTY IN NORTHERN PERU

Vancouver, British Columbia, October 18th, 2004: Candente Resource Corp. - DNT:TSX-V (“Candente”) and Orex Ventures Inc. - REX:TSX-V (“Orex”) are pleased to announce that exploration has begun on the Las Sorpresas gold property. Geophysical crews have commenced ground magnetics (Mag), Induced Polarization (IP) and Self Potential (SP) geophysical surveys.

The Las Sorpresas property is located adjacent to Yanacocha, the world’s largest open-pit, heap leach gold operation, containing reserves exceeding 35 million ounces and producing in excess of 2 million ounces of gold per year. Las Sorpresas is underlain by the same Calipuy volcanic rocks that host the Yanacocha deposits, as well as some younger volcanic rocks, which overlie the Calipuy. Evidence of gold mineralization found through previous work by Candente includes anomalous gold levels in stream sediments, hydrothermal alteration zones and key trace elements in soils and rocks similar to those which have assisted in gold discoveries at Yanacocha.

The geophysical surveys are part of a Phase I exploration program, which Orex is funding as part of their option to earn a 51% interest in the property from Candente. The Phase I program is planned to delineate drill targets by carrying out Mag, IP and SP geophysical surveys, geological mapping, rock chip and soil sampling for a total estimated budget of US$250,000. Geophysical surveys and interpretations are being carried out by Quantec Geoscience of Santiago, Chile, and SJ Geophysics of Vancouver, B.C. The survey will commence adjacent to the Yanacocha property boundary and over previously mapped alteration zones and will be expanded to cover the remainder of the property. Additional IP and SP surveys will be planned once preliminary results have been compiled and assessed.

The property is situated in the Andean mountains of Northern Peru and is accessible by road during most of the year. Exploration on Las Sorpresas will be operated by Candente’s Peruvian exploration team led by Ing. Fredy Huanqui, and employed by subsidiary Cia. Minera Oro Candente S.A. (“Oro Candente”). Michael Casselman, P. Geo., is acting as the qualified person for the purposes of National Instrument 43-101.

For more technical information on the Las Sorpresas property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Orex has the right to earn a 51% interest in the Las Sorpresas property by incurring exploration expenditures of US$2.5 million over 3.5 years on the property, while Candente retains the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, Candente has received US$15,000 in cash and will receive staged share issuances totalling  250,000 shares for the property by January 31st, 2008.

DNT: TSX-V

   NEWS RELEASE

REX: TSX-V October 18th, 2004

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

Orex is a junior mineral exploration company, comprised of highly qualified mining professionals with a current foc us on the exploration of prospective gold properties in northern Peru. Management is actively engaged in the acquisition of new properties in South America. For more information visit www.orexgold.com, call (604) 684-4691 or email gary@ipm.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS                  ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”                                                          “Gary Cope”

Joanne Freeze, P. Geo., President & CEO

Gary Cope, President & CEO

Candente Resource Corp.

Orex Ventures Inc.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.